EXHIBIT 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(UNAUDITED)

	For the Nine Months Ended September 30, 2008	For the Period November 21, 2007 (inception) to December 31, 2007
	(dollars are in thousands)
Loss before taxes	(128,580)	(2,901)
Add: fixed charges (interest expense)	49,590	415
preferred stock dividend	—	—
Loss as adjusted	(78,990)	(2,486)
Fixed charges (interest expense) + preferred stock dividend	49,590	415
Ratio of losses to combined fixed charges and preferred stock dividends	(1.59)	(5.99)